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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                         Dover Investments Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  260152103000
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Rod J. Howard
                          Gray Cary Ware & Freidenrich
                              400 Hamilton Avenue
                            Palo Alto, CA 94301-3699
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 25, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746  (12-91)

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Leeward Capital, L. P.    94-3259184

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)

      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            38,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             38,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      38,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.923%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN (Limited Partnership)

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Leeward Investments, LLC    94-3259183

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)

      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            38,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             38,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      38,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.923%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO (Limited Liability Company)

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Eric P. Von der Porten  ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)

      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            38,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             38,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      38,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.923%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Class A Common Stock, $0.01 par value, of Dover Investments Corporation (the "Issuer" or "Dover") (the "Dover Common Stock"). Dover is a Delaware corporation, and its principal executive offices are located at 350 California Street, Suite 1650, San Francisco, CA 94104.


ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed jointly by: (1) Leeward Capital, L.P., a California limited partnership ("Leeward Capital"), (2) Leeward Investments, LLC, a California limited liability company ("Leeward Investments") that serves as general partner to Leeward Capital, and (3) Mr. Eric P. Von der Porten, a natural person whose principal occupation is Manager of Leeward Investments. Leeward Capital, Leeward Investments and Mr. Eric P. Von der Porten will be collectively identified hereinafter as the "Reporting Persons."

     This Statement is based upon the Reporting Persons' direct and indirect beneficial ownership of shares of Dover Common Stock. The business address of the Reporting Persons is 1139 San Carlos Avenue, Suite 302, San Carlos, CA 94070.

     During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons are citizens of California.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Between December 13, 1995 and January 8, 1997, Mr. Von der Porten purchased, either solely or jointly with a third party, and acquired sole voting power over, a total of 31,000 shares of Dover Common Stock, using personal funds. On February 14, 1997, February 24, 1997 and March 3, 1997, Leeward Capital purchased from Mr. Von der Porten a total of 31,000 shares of Dover Common Stock in exchange for limited partnership units of Leeward Capital valued at $143,688. On February 25, 1997, March 3, 1997, and March 6, 1997, Leeward Capital purchased through Furman Selz, LLC, in open-market transactions for cash, a total of 7,500 shares of Dover Common Stock, using partnership capital contributed by general and limited partners of Leeward Capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons purchased Dover Common Stock for investment purposes only. Leeward Capital was established to invest in micro-cap and small-cap stocks, distressed REITs, convertible bonds, secondary-market limited partnership interests and other securities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of March 7, 1997 (the "Filing Date"), the Reporting Persons had beneficial ownership, as defined in Rule 13d-3(a) (hereinafter "Beneficial Ownership") of an aggregate of 38,500 shares of Dover Common Stock held in the name of Leeward Capital, or an aggregate of 5.923% of the outstanding shares of Dover Common Stock, based upon the outstanding shares of Dover Common Stock disclosed in Dover's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

     (b) Leeward Capital, Leeward Investments (as general partner of Leeward Capital), and Mr. Von der Porten (as manager of Leeward Investments) may each be deemed to possess sole voting and dispositive power with respect to the Dover Common Stock held by Leeward Capital.

     (c) From the date sixty days preceding the date of the event which initially required the filing of this Statement through the Filing Date, the Reporting Parties engaged in the following transactions with respect to the Dover Common Stock: On January 8, 1997, Mr. Von der Porten purchased 1,250 shares of Dover Common Stock for his personal portfolio, using personal funds. On February 14, 1997, Leeward Capital purchased from Mr. Von der Porten 10,000 shares of Dover Common Stock in exchange for limited partnership units of Leeward Capital. On February 24, 1997, Leeward Capital purchased from Mr. Von der Porten and a third party 11,000 shares of Dover Common Stock in exchange for limited partnership units of Leeward Capital. On February 25, 1997, Leeward Capital purchased on the open market (through Furman Selz L.L.C.) 5,500 shares of Dover Common Stock, using partnership capital. On March 3, 1997, Leeward Capital purchased on the open market (through Furman Selz L.L.C.) 1,000 shares of Dover Common Stock, using partnership capital, and Leeward Capital purchased from Mr. Von der Porten 10,000 shares of Dover Common Stock in exchange for limited partnership units of Leeward Capital. On March 6, 1997, Leeward Capital purchased on the open market (through Furman Selz L.L.C.) 1,000 shares of Dover Common Stock, using partnership capital.

     The following table provides information regarding transactions made by the Reporting Persons during the sixty-day period prior to the Filing Date and includes the purchaser of each transaction, the date of the transaction, the amount of securities involved, the price per share, and how the transaction was effected:

                                              Number of
Purchaser                                       Shares        Price        How
---------                       Trade Date   Bought/Sold    Per Share   Effected
                                ----------   ------------   ---------   ---------
Mr. Von der Porten              January             1,250    $6.25000     Open
                                8, 1997                                  market
Leeward Capital                 February           10,000     4.87500    Private
                                14, 1997                                purchase
Leeward Capital                 February           11,000     4.31250    Private
                                24, 1997                                purchase
Leeward Capital                 February              500     4.81000     Open
                                25, 1997                                 market
Leeward Capital                 February            5,000     4.43500     Open
                                25, 1997                                 market
Leeward Capital                 March 3,            1,000     4.95500     Open
                                1997                                     market
Leeward Capital                 March 3,           10,000     4.75000    Private
                                1997                                    purchase
Leeward Capital                 March 6,            1,000     5.12500     Open
                                1997                                     market

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None of the Reporting Parties, to the best of their respective knowledge, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, other than the Joint Filing Agreement among the Reporting Parties attached as
Exhibit 1.
---------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS SIGNATURE

     1.  Joint Filing Agreement among the Reporting Parties.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 7, 1997


LEEWARD CAPITAL, L.P.                 LEEWARD INVESTMENTS, LLC



/s/ LEEWARD CAPITAL, L.P.             /s/ ERIC P. VON DER PORTEN
-------------------------             --------------------------
By:  Leeward Investments, LLC         By:  Eric P. Von der Porten
Its:  General Partner                 Its:  Manager



/s/ ERIC P. VON DER PORTEN
--------------------------
Eric P. Von der Porten